Exhibit 99.3

FOR IMMEDIATE RELEASE

Ian Telfer Joins Gold Royalty Corp.

Vancouver, British Columbia – September 3, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce that Ian Telfer has joined Gold Royalty Corp. ("Gold Royalty"), a subsidiary of the Company, as Chairman of its Advisory Board.

Amir Adnani, Chairman of GoldMining, commented: “We are honored that Ian Telfer, a giant of both the gold mining and streaming industries has joined Gold Royalty. As a visionary mining entrepreneur, Ian built and led a series of very successful companies through strategically timed mergers and acquisitions, including Wheaton River, which became Goldcorp, Wheaton Precious Metals and Uranium One. The companies that he founded or led reached a combined market capitalization of more than $50 billion at their peaks. Ian’s achievements earned him the honor of being appointed Chairman of the World Gold Council (2009-2013) and being named to the Canadian Mining Hall of Fame (2015) and the Canadian Business Hall of Fame (2018). His knowledge and experience evident through this impressive track record of success will be invaluable to Gold Royalty.”

David Garofalo, Chairman and CEO of Gold Royalty, commented: "Any time you can welcome a hall of famer to your team - it’s a privilege! When it comes to the gold business, Ian is a luminary with an unparalleled 35-year track record. When he took the helm at Wheaton River in 2001, he grew a company from a value of roughly $10 million to $2.4 billion over a short three-year period and ultimately to the biggest merger in the history of the sector when Goldcorp merged with Newmont in 2019. Ian also pioneered the streaming model which was spun out of Goldcorp and became Wheaton Precious Metals. Ian and I worked very closely over the years and I am confident his contribution to Gold Royalty will be significant as we move forward with our growth plans."

Ian Telfer commented: "I am pleased to chair Gold Royalty's advisory board and I look forward to working with David Garofalo, Amir Adnani and the team as we build out this exciting new royalty company. The royalty business has evolved into a crucial and high margin component of the mining industry. The initial platform of 14 royalties on Goldmining's projects, gives us a strong platform from which we can grow a business which will look to be a sector consolidator."

About Ian Telfer

Ian Telfer is a Canadian executive and philanthropist who is known for his strategic business success in the mining and resource sector.

Originally from Oxford, England, Ian grew up in Canada and studied Political Science at the University of Toronto. Ian then earned his Master of Business Administration from the University of Ottawa.

From 2001, Ian was the Chief Executive Officer of Wheaton River until its merger with Goldcorp in 2005, when he became Goldcorp’s President and Chief Executive Officer.  In 2006, Ian was appointed Chairman of the Board for Goldcorp, a position that he held until 2019 when Goldcorp merged with Newmont Mining, creating the world’s largest gold company.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

About Gold Royalty Corp.

Gold Royalty Corp., a private wholly-owned subsidiary of GoldMining, is a gold-focused royalty company. Gold Royalty's royalty portfolio is expected to initially comprise of 0.5% to 2.0% net smelter return ("NSR") royalties on the Company's interest in 14 existing projects with the opportunity to expand the royalty portfolio through the Company's buy-back rights on existing NSR royalties ranging from 0.5% to 2% held by third-parties on up to 5 of the 14 projects.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting each of GoldMining's and Gold Royalty's, business plans and strategies. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining and Gold Royalty, operate. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2019, management's discussion and analysis for the three months ended February 29, 2020 and other filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3